DM

18006091

SEC Processing Section

MAR 01 2018

Washington DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46325 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Distribution, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Boylston Street
(No. and Street)

| Boston | MA | 02199 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilyn Rosh — 617-449-2520
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 101 Seaport Blvd | Boston | MA | 02210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

# OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Natixis Distribution, L.P., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Natixis Distribution, L.P.

(A wholly-owned subsidiary of Natixis Investment Managers, L.P.)

(SEC File Number 8-46325)

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2017

# Natixis Distribution, L.P.
**(A wholly-owned subsidiary of Natixis Investment Managers, L.P.)**
**Index**
**December 31, 2017**

pwc

## Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Natixis Distribution, L.P.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Natixis Distribution, L.P. as of December 31, 2017, and the related statements of operations, of changes in partners' capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying Supplementary Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation

pwc

1.10 under the Commodity Exchange Act. In our opinion, the Supplementary Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP
February 27, 2018

We have served as the Company's auditor since 1993.

# Natixis Distribution, L.P.
**(A wholly-owned subsidiary of Natixis Investment Managers, L.P.)**
## Statement of Financial Condition
## December 31, 2017

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 34,386 |
| Accounts receivable, affiliates | | 3,333 |
| Accounts receivable, other | | 10 |
| Deferred commissions | | 1,903 |
| Prepaid expenses | | 253 |
| Total assets | $ | 39,885 |
| **Liabilities and Partners' Capital** | | |
| Liabilities | | |
| Accrued service and distribution fees/other distribution costs | $ | 25,195 |
| Accounts payable, affiliates | | 339 |
| Total liabilities | | 25,534 |
| Partners' capital | | |
| Limited partner | | 14,207 |
| General partner | | 144 |
| Total partners' capital | | 14,351 |
| Total liabilities and partners' capital | $ | 39,885 |

The accompanying notes are an integral part of the financial statements.

## Natixis Distribution, L.P.
**(A wholly-owned subsidiary of Natixis Investment Managers, L.P.)**
## Statement of Operations
## Year Ended December 31, 2017

*(in thousands of dollars)*

| | |
|---|---|
| **Revenues** | |
| Service and distribution fees | $ 101,085 |
| Less: Service and distribution fees reallowed to broker dealers and service providers | (91,167) |
| Net service and distribution fees | 9,918 |
| Commission income | 5,345 |
| Less: Commission expense reallowed to broker dealers and service providers | (4,650) |
| Net commission income | 695 |
| Referral fee income from affiliates (Note 3) | 7,364 |
| Other income | 606 |
| Dividend income | 185 |
| Total revenues, net | 18,768 |
| **Expenses** | |
| Distribution costs | 32,787 |
| Variable compensation | 28,879 |
| Other operating costs | 506 |
| Total expenses | 62,172 |
| Net loss | $ (43,404) |

The accompanying notes are an integral part of the financial statements.

# Natixis Distribution, L.P.
**(A wholly-owned subsidiary of Natixis Investment Managers, L.P.)**
## Statement of Changes in Partners' Capital
## Year Ended December 31, 2017

*(in thousands of dollars)*

| | Limited Partner | General Partner | Total |
|---|---|---|---|
| **Balances at December 31, 2016** | $ 13,716 | $ 139 | $ 13,855 |
| Net loss | (42,970) | (434) | (43,404) |
| Capital contributions | 43,461 | 439 | 43,900 |
| **Balances at December 31, 2017** | $ 14,207 | $ 144 | $ 14,351 |

The accompanying notes are an integral part of the financial statements.

# Natixis Distribution, L.P.
**(A wholly-owned subsidiary of Natixis Investment Managers, L.P.)**
## Statement of Cash Flows
## Year Ended December 31, 2017

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Cash flow provided by (used in) operating activities** | | |
| Net loss | $ | (43,404) |
| Adjustments to reconcile net loss to net cash used for operating activities | | |
| Changes in assets and liabilities | | |
| Increase in accounts receivable, affiliate(s) | | (555) |
| Decrease in accounts receivable, other | | 3 |
| Increase in deferred commissions | | (5) |
| Increase in prepaid expenses | | (13) |
| Decrease in accrued service and distribution fees/other distribution costs | | (2,498) |
| Decrease in accounts payable, affiliates | | (524) |
| Net cash used in operating activities | | (46,996) |
| **Cash flows provided by (used in) financing activities** | | |
| Capital contributions | | 43,900 |
| Net cash provided by financing activities | | 43,900 |
| Net increase/decrease in cash and cash equivalents | | (3,096) |
| Cash and cash equivalents, at beginning of year | | 37,482 |
| Cash and cash equivalents, at end of year | $ | 34,386 |

The accompanying notes are an integral part of the financial statements.

*(in thousands of dollars)*

## 1. Organization and Summary of Significant Accounting Policies

### Organization

Natixis Distribution, L.P. formerly NGAM Distribution, L.P. (the "Distributor" or the "Company") is the distributor for Natixis Funds and Loomis Sayles Funds (collectively, the "Mutual Funds," as described below), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Commodity Futures Trading Commission ("CFTC"). Natixis Distribution Corporation, which is a wholly-owned subsidiary of Natixis Investment Managers Holdings, LLC, formerly Natixis Global Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. The remaining 99% ownership interest is held by Natixis Investment Managers, L.P. formally Natixis Global Asset Management, L.P. (the "Operating Partnership" or the "Parent") as the Limited Partner.

The Distributor and Natixis Investment Managers Holdings, LLC are wholly owned by Natixis Investment Managers, L.P. which is wholly owned by Natixis U.S. Holdings, Inc. ("NUSHI").

Natixis Investment Managers, L.P., is part of Natixis Investment Managers, an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Investment Managers. Natixis is principally owned by BPCE, France's second largest banking group. The remaining approximately 26.7% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Natixis Funds are open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y, Admin, Retail and N shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund.

Natixis ETFs consist of exchange traded funds, where ALPS Distributors, Inc. is the distributor and the distributor is the marketing agent. The funds are distributed principally within the United States.

The Loomis Sayles Funds are open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative, Institutional and N class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund.

Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of the funds.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts; Institutional Money Management; Mutual Funds; Variable Annuities and Variable Life products. The Distributor earns referral fee income for this activity.

*(in thousands of dollars)*

### 2. Significant Accounting Policies

**Basis of Presentation**
The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

**Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents consist of a money market mutual fund (held with JP Morgan, Note 4) and amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of distribution fees received from the Mutual Funds and paid to broker dealers and service providers, exceeds federal insurance limits.

**Accounts Receivable**
Accounts receivable primarily consists of receivables due from affiliates which are settled monthly and quarterly. On a periodic basis, the Distributor evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectibility is reasonably assured.

**Deferred Commissions**
Deferred commissions are advance commissions paid to third party brokers, as a stated percentage, on certain Class C mutual fund sales. The deferred commissions are amortized and recognized as contra revenue over a one-year period from payment to match the 12b-1 revenue earned by the Distributor. These assets are presented net of amortization in the statement of financial condition.

**Prepaid Expenses**
Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

**Accrued Service and Distribution Fees/Other Distribution Costs**
Accrued service and distribution fees consist of brokers' service and distribution fees that are incurred based on a percentage of a mutual fund's average net assets. Accrued other distribution costs are payments due to broker dealers based on contractual rates.

**Accounts Payable**
Accounts payable consists of payments due to Natixis Advisors, L.P. (formerly NGAM Advisors, L.P.) ("Advisor"), a subsidiary of the parent and due to Loomis Sayles Distributors, L.P.

*(in thousands of dollars)*

**Service and Distribution Fees and Expenses**
Service and distribution fees are earned by the Distributor as a percentage of a fund's average daily net assets and are then paid to the broker dealer and/or service provider of record. Service and distribution fees earned on Class A, C, Retail and Admin mutual fund shares are presented gross less the amounts reallowed to broker dealers and service providers in the statement of operations.

**Commission Income and Expense**
Commissions are earned on the sale of certain Class A mutual fund shares. Based on the fund's prospectus a percentage is paid to the selling broker dealer. Commission income earned on sales of certain Class A mutual fund shares are presented gross less amounts reallowed to broker dealers and service providers.

**Other Income**
Other Income consists of contingent deferred sales charges ("CDSC") and other income.

**Federal Income Taxes**
As the Distributor is a partnership, taxable income or loss is reported by the limited and general partners on their individual income tax returns and as a result, the Distributor has concluded that no provisions for income tax are required. However, the Distributor's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.
In the normal course of business, the Distributor is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2017, the tax years subject to examination under the statute of limitations is from the year 2014 forward, with limited exceptions. The Distributor has not recognized any interest or penalties related to uncertain tax positions in the statement of financial condition and statement of operations.

**Revenue from Contracts with Customers**
In May 2014, The Financial Statement Standards Board ("FASB") issued new guidance on revenue recognition which establishes a principle-based model that provides a single framework for recognizing revenue from contracts with customers. The guidance will be effective for the Company beginning January 1, 2018. Management has reviewed this standard and does not believe it will have an impact.

## 3. Transactions With Related Parties

The Distributor receives certain fees from subsidiaries of the Parent. Referral fees earned by the Distributor are based on a percentage of affiliate revenue, which is based on assets under management; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

The following table summarizes referral fees earned by the Distributor for the year ending December 31, 2017:

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Referral Fees Earned by the Distributor** | | |
| Loomis, Sayles & Company, L.P. | $ | 4,944 |
| Gateway Investment Advisers LLC | | 873 |
| AlphaSimplex Group LLC | | 730 |
| Vaughan Nelson Investment Management, L.P. | | 398 |
| Natixis IM International, LLC | | 272 |
| AEW Capital Management, L.P. | | 86 |
| Caspian Private Equity, LLC | | 57 |
| McDonnell Investment Management | | 4 |
| Total Referral Fees Earned by the Distributor | $ | 7,364 |

The Distributor is reimbursed for revenue sharing and other intermediary fee payments made to broker dealers from Loomis, Sayles & Company, L.P. and Gateway Investment Advisers LLC with respect to certain mutual funds. These fees totaled $4,458 and $4,221, respectively, during 2017 and are presented within the service and distribution fees on the statement of operations. Revenue sharing and other intermediary fee payments are made to certain broker dealers for other distribution activities, such as marketing and educational programs in excess of 12b-1 payments as well as service fees which exceed the funds' reimbursement cap amount.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business.

The Distributor entered into an expense agreement effective January 1, 2003, amended May 8, 2009, amended September 30, 2013, amended January 2, 2018, which stipulates that the Advisor will bear certain expenses of the Distributor. Expenses include, but are not limited to; salary and benefits, occupancy and equipment, distribution costs including travel, meals and entertainment, seminars, promotions, research and fulfillment, systems and telecommunications, professional fees including certain audit fees, legal and consulting fees and other operating expenses. These costs exclude service and distribution fees, other distribution costs and commission expense presented in the statement of operations. The Distributor has no obligation to reimburse or otherwise compensate the Advisor for payment of these specified expenses, nor will any of these expenses be apportioned back to the Distributor. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. The Distributor is not the primary obligor as it relates to the expenses borne by the Advisor. Accordingly, these expenses are not reflected in the statement of operations.

## 4. Valuation

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's level in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

*(in thousands of dollars)*

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access;

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, and similar data;

Level 3 Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available (including the Distributor's own assumptions used to determine the fair value of measurements).

The following table summarizes the fair value of the Distributor's investment in a money market mutual fund as of December 31, 2017, based on the inputs used to value it:

| **Valuation Inputs** | **Investments in Securities** |
|---|---|
| Level 1 - Quoted prices | $ 26,708 |
| Level 2 - Other significant observable inputs | - |
| Level 3 - Significant unobservable inputs | - |
| | $ 26,708 |

The Distributor recognizes transfers into and out of the levels of the fair value hierarchy at the end of the reporting period. There were no transfers into or out of the levels of the fair value hierarchy from the prior year reporting period. Money market fund investments are recorded at fair value, valued at the end of day, published net assets values (representing the value at which shares of the respective fund may be purchased or redeemed on the open market) times the number of fund shares, and are classified as cash and cash equivalents on the statement of Financial Condition.

## 5. Partners' Capital

The Distributor had contributions from the Parent and the General Partner amounting to $43,900 during 2017. The Parent has provided a written commitment to the Distributor to support its operating and regulatory capital requirements as long as it continues to own partnership interest.

## 6. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At

*(in thousands of dollars)*

December 31, 2017, the Distributor had net capital of $8,318, which was $6,616 in excess of its required net capital of $1,702. The Distributor's ratio of aggregate indebtedness to net capital was 3.07 to 1.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(2)(i). Because of this exemption, the Distributor has not included the schedules, *Computation for Determination of Reserve Requirements Under Rule 15c3-3*, or *Information for Possession or Control Requirements Under Rule 15c3-3.* The distributor qualifies for the exemption as no client cash is held or received.

## 7. Variable Compensation

The Distributor has a variable compensation plan that awards cash payments to certain sales professionals, which are generally dependent upon sales and assets under management. Variable compensation expense amounted to $28,879 during 2017.

## 8. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

## 9. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 27, 2018, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

**Natixis Distribution, L.P.**
**(A wholly-owned subsidiary of Natixis Investment Managers, L.P.)**
**Supplementary Schedule I**
**Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934**
**December 31, 2017**

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Net Capital** | | |
| Total partners' capital | $ | 14,351 |
| Deductions | | |
| Nonallowable assets included in Statement of Financial Condition | | |
| Accounts receivable, affiliates | | 3,333 |
| Accounts receivable, other | | 10 |
| Deferred commission | | 1,903 |
| Prepaid expenses | | 253 |
| Net capital before haircuts on securities positions (tentative net capital) | | 8,852 |
| Haircuts on securities (2%) | | 534 |
| Net capital | | 8,318 |
| Aggregate Indebtedness | | 25,534 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25) | | 1,702 |
| Net capital in excess of requirement | $ | 6,616 |
| Ratio of aggregate indebtedness to net capital | | 3.07:1 |

**Statement pursuant to paragraph (d) (4) of Rule 17a-5**

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2017 FOCUS report filed on January 16, 2018.

pwc

## Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Natixis Distribution, L.P.

In planning and performing our audit of the financial statements of Natixis Distribution, L.P. (the "Company") as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the first and second paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210*
*T: (617) 530 5000, F:(617) 530 5001,* www.pwc.com/us

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2017 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2018